June 29, 2011

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds:
DF Dent Midcap Growth Fund
(File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

On April 8, 2011, Forum Funds (the “Registrant”) filed Post-Effective Amendment No. 307 (“PEA 307”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus and statement of additional information for the DF Dent Midcap Growth Fund (the “Fund”) (accession number 0000315774-10-000074).

Following below is a summary of the comments you provided via telephone on Tuesday, May 31, 2011 and Thursday, June 2, 2011 regarding PEA 307 and the Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 307.  The changes to the Fund’s prospectus as described below have been included in PEA No. 320 filed on June 30, 2011, pursuant to Rule 485(b) under Regulation C under the Securities Act of 1933 Act.

PROSPECTUS

1. COMMENT:  We note that the Fund intends, as part of its principal investment strategies, to invest in ETFs.  The Fee Table, however, does not include a line item for AFFE.  Please confirm that, notwithstanding the Fund’s investment in ETFs, AFFE will not exceed 0.01%, or include a separate line item in the Fee Table for AFFE.

RESPONSE:  Although the Fund intends to invest in ETFs, its AFFE will not exceed 0.01% of the Fund’s total operating expenses.

2. COMMENT:  Please revise footnote (1) to the Fee Table so that it is consistent with Item 3 of Form N-1A.

RESPONSE:  Registrant has revised the footnote consistent with Item 3 of Form N-1A.

K&L GATES

U.S. Securities and Exchange Commission
June 29, 2011

3. COMMENT:  Please revise footnote (2) to the Fee Table to clarify that the Expense Cap may be changed or eliminated only with the consent of the Board of Trustees.

RESPONSE:  Registrant has revised the footnote consistent with Item 3 of Form N-1A.

4. COMMENT:  Please provide the amount of “Other Expenses,” “Total Annual Fund Operating Expenses” and “Fee Waiver and/or Expense Reimbursement” in the Fee Table of the Rule 485(b) filing for the Fund.

RESPONSE:  Registrant has completed the Fee Table.

5. COMMENT:  In the Example, please delete the parenthetical “(taking into account the Expense Cap for one year)” so that the narrative is consistent with Item 3 of Form N-1A.  Please also provide expense estimates in the Example.

RESPONSE:  Registrant respectfully declines the Staff’s comment because the Registrant believes information regarding the expense cap is material information to an investor in the Fund and it would not otherwise be apparent to an investor the basis of the expenses without such clarification.  Registrant has revised the disclosure to include expense estimates in the Example.

6. COMMENT:  Please delete the last line in the “Portfolio Turnover” section so that the narrative is consistent with Item 3 of Form N-1A and relocate the disclosure post-Item 8.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

7. COMMENT:  The Adviser defines mid-cap companies as those with market capitalizations between $750 million to $25 billion. Please explain supplementally why that range is appropriate for mid-cap companies. In responding, please note that the Fund includes “Small Size Company Risk” disclosure as a Principal Investment Risk.  Based on the inclusion of “Small Size Company Risk” disclosure as Principal Investment Risk of the Fund, please (a) consider whether certain companies defined by the Adviser as mid-cap companies may more appropriately be considered small-cap or micro-cap companies and (b) discuss the Fund’s intention to invest in small(er) companies as a Principal Investment Strategy.

RESPONSE:  Registrant has revised the disclosure to state that the Adviser’s definition of mid-capitalization companies is those companies with market capitalizations in the range of $671 million to $24.9 billion, which was the market capitalization range of companies in the Russell Midcap Growth Index on March

K&L GATES

U.S. Securities and Exchange Commission
June 29, 2011

31, 2011.  Adviser has adopted this static definition of market capitalization rather than using the ranges of the Index as they may change over time, because the Adviser’s investment philosophy is that of a long-term holder of securities. The Adviser believes that Shareholders are better served by the Fund not adjusting its portfolio holdings in reaction to volatility of the market and the rebalancing of the Index.  As an additional point of information, the following other registered open-end investment companies define mid-capitalization companies to include those within the Russell Midcap Growth Index: Allianz AGIC Mid-Cap Growth Fund, Baird Midcap Fund, Brown Capital Management Mid-Cap Fund and Principal MidCap Growth Fund.  As the Fund’s market capitalization range is consistent with the market capitalization range of the Index, the Fund’s definition is consistent with industry norms.

8. COMMENT:  Please state supplementally the percentage of the Fund’s assets invested in REITs.

RESPONSE:  The Fund intends to invest up to 20% of the Fund’s assets in REITs.

9. COMMENT:  In the Principal Investment Strategies section, please disclose whether the ADRs in which the Fund invests as a principal strategy are sponsored and/or unsponsored.  Please revise the “ADR Risk” disclosure in Item 4 to address the risks associated with each, if applicable.

RESPONSE:  Registrant notes that the requested disclosure is provided in the SAI and respectfully declines the Staff’s comment.

10. In the Principal Investment Strategies section, please disclose who makes the determination whether a company has “superior long-term growth characteristics,” “sustainable earnings,” “reasonably valued stock prices” and “attributes that may contribute to accelerated growth.”

RESPONSE:  Registrant has revised the disclosure to reflect that the Adviser makes such determinations.

11. Please note that it is the Staff’s position that the Fund, in order to consider any investments in ETFs in satisfaction of the Fund’s 80% requirement under Rule 35d-1, the ETFs themselves must have an 80% policy to invest in mid-cap companies.  Please revise the disclosure to clarify that the Fund will comply with this Staff position.

K&L GATES

U.S. Securities and Exchange Commission
June 29, 2011

RESPONSE:  Because the position articulated by the Staff is not a position of the Commission or otherwise supported by Commission or Staff guidance on investments by funds in other funds, Registrant respectfully declines the Staff’s comment.

12. COMMENT:  Please confirm that investing in fixed-income securities is a principal strategy of the Fund.  If so, please clarify the Fund’s purpose for investing in fixed income securities, discuss the credit quality of the fixed-income securities in which the Fund invests and state who determines their credit quality.

RESPONSE:  Registrant confirms that investing in fixed-income is not a principal investment strategy and has revised the disclosure to clarify that the Fund’s investment in fixed-income securities is primarily for the purpose of cash management.  Registrant has revised the disclosure in the prospectus accordingly.

13. COMMENT: The Staff objects to equivocal language (e.g., “including,” “such as,” etc.) in the disclosure.  Please remove such language.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment, where practicable.  Registrant respectfully declines to delete all equivocal language, however, because the disclosure must provide Adviser with sufficient flexibility to manage the Fund for the next year given the “evergreen” nature of the Fund’s registration statement.

14. COMMENT: The prospectus identifies “Focused Portfolio Risk” as a Principal Investment Risk of the Fund.  If accurate, please discuss the focused nature of the Fund’s portfolio in the Principal Investment Strategies section.  If inaccurate, please delete Focused Portfolio Risk.

RESPONSE:  Registrant has deleted the disclosure relating to focused risk but continues to disclose that the Fund is non-diversified..

15. COMMENT: Please confirm that Non-Diversification Risk is required for the Fund.

RESPONSE:  Registrant confirms that it intends that the Fund be non-diversified.

16. COMMENT: In the “REIT Risk” and “Registered Investment Company and ETF Risk” disclosures, please discuss the duplicative fees associated with investments in, respectively, REITs and ETFs.

K&L GATES

U.S. Securities and Exchange Commission
June 29, 2011

RESPONSE:  Registrant has revised the disclosure to address the Staff’s comment.

17. COMMENT:   In the General Information section, in the first paragraph describing “When and How NAV is Determined,” please delete the last sentence of the first paragraph or explain how the ability of the Fund’s officers to change the time at which NAV is calculated complies with Rule 22c-1.

RESPONSE:  Registrant notes that many mutual funds, including other series of the Registrant, began to include this disclosure in their prospectuses following the tragic events of September 11, 2001.  The Fund further notes that no series of the Registrant has had to rely on this disclosure yet.  The Fund (like other series of the Registrant), nonetheless, plans to include it to provide a basis for the Fund’s transactions in the case of extraordinary circumstances.  Registrant asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund’s board with the exception of, among other things, those days listed in the prospectus.

18. COMMENT:  In the General Information section under “When and How NAV is Determined,” please revise the fourth paragraph to clarify that the Fund fair values securities “under the supervision of the Board of Trustees.”

RESPONSE:  Registrant respectfully declines the Staff’s comment because the disclosure provided satisfies the requirements of Item 11 of new Form N-1A.

19. COMMENT:  In the “Canceled or Failed Payments” section, please disclose the Fund’s policy regarding notifying potential investors of rejected and/or canceled purchases based on nonpayment.

RESPONSE:  Registrant notes that the Fund, though required to accept redemptions, is not required to accept purchases and may decline a purchase order at any time.  Accordingly, Registrant respectfully declines the Staff’s comment.

20. COMMENT:  Please revise the heading “Adviser Past Performance” to read “Adviser Related Performance” or “Adviser Related Performance of Other Accounts.”

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

K&L GATES

U.S. Securities and Exchange Commission
June 29, 2011

21. COMMENT:  In the “Adviser Past Performance” section, please clarify that the Composite includes “all” accounts managed by the Adviser in the mid-capitalization strategy.

RESPONSE:  The Adviser has confirmed for the Registrant that the Composite includes all accounts in the Adviser’s mid-capitalization strategy.

22. COMMENT:  In the “Adviser Past Performance” section, the last sentence of the first paragraph describes the Fund’s goals, policies, guidelines and restrictions as “in all material respects, equivalent to the Composite.”  In footnote (1) of the Average Annual Returns table for the Adviser’s past performance, however, the Fund and Composite are described as having “substantially similar investment objectives.”  Please address these differences.

RESPONSE:  Registrant has revised the disclosure to address the Staff’s comment.

23. COMMENT:  In the “Adviser Past Performance” section, please explain why custodial fees have been excluded from the calculation of the Composite’s returns.

RESPONSE:  The Adviser has explained to Registrant that the accounts that comprise the Composite paid custodial fees to their custodians based on separate custody agreements between the account holder and the custodians to which the Adviser is not a party. Thus, the custodial fee information was not available to Adviser or its third-party auditor of performance and was excluded from the calculation.

24. The paragraph preceding the “Calendar Year Returns” bar chart for the Adviser’s past performance states, “The Average Annual Return figures reflect performance net of all investment advisory fees and transaction costs.”  Please confirm that the actual fees charged to the accounts in the Composite are reflected and, if such fees were lower than the fees the Fund pays, state that the performance of the Fund would be lower.

RESPONSE:  The Adviser confirmed to Registrant that the actual fees charged to the accounts in the Composite are reflected and that such fees were lower than the fees the Fund pays.  Accordingly, Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

25. COMMENT:  Please distinguish between the Fund’s principal and non-principal strategies and confirm that all principal strategies are summarized in the Fund’s prospectus.

K&L GATES

U.S. Securities and Exchange Commission
June 29, 2011

RESPONSE:  Registrant distinguishes between the Fund’s principal and non-principal strategies on page 2 of the Fund’s SAI.  Registrant confirms that all principal strategies are summarized in the prospectus.

26. COMMENT:  In the “Illiquid Securities: section, please discuss the steps the Adviser will take to reduce its holdings if the Fund has more than 15% of its assets in illiquid securities.

RESPONSE:  Registrant respectfully declines the Staff’s comment because the disclosure provided satisfies the requirements of Item 16 of Form N-1A. Registrant is aware of Investment Company Act Release No. 18612 (March 12, 1992), which states that it is a fund’s responsibility to monitor portfolio liquidity on an ongoing basis and to ensure that an “adequate level” of liquidity is maintained, including enough to honor redemption requests..

27. COMMENT:  Please state whether the Fund invests in reverse repurchase agreements (“reverse repos”).  If the Fund invests in reverse repos, please provide the appropriate disclosure and state the percentage of Fund assets that may be invested in reverse repos.

RESPONSE:  The Adviser has advised the Fund that it does not intend to engage in reverse repurchase agreements.

28. COMMENT:  Please revise the third paragraph of the “Investment Limitations” section to clarify that the Fund’s obligation to reduce borrowings in the event of a shortfall in asset coverage applies “within 3 days (excluding Sundays and holidays).”

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

29. COMMENT:  In the “Non-Diversification and Concentration” section, please note that it is the Staff’s position that a fund is concentrated if it invests 25% or more (not more than 25%) in the same industry and revise the disclosure accordingly.

RESPONSE:  Registrant respectfully declines the Staff’s comment in light of Form N-1A, which explicitly defines concentration as an investment of more than 25% in any one industry.

K&L GATES

U.S. Securities and Exchange Commission
June 29, 2011

30. COMMENT:  Please note that it is the Staff’s position that tax-exempt securities and the securities of a foreign government, to the extent they are funded by a single source of revenue, each constitute an industry for purposes of a fund’s fundamental investment limitation on concentration.  Accordingly, please revise the Fund’s fundamental investment limitation on “Concentration” to delete references to “tax-exempt securities” and “foreign government securities.”

RESPONSE:  Registrant has revised the fundamental investment limitation regarding Concentration consistent with the Staff’s comment.  Registrant has also revised the limitation not to require the Fund to look through investments in other investment companies in applying the limitation.

31. The Fund’s fundamental investment limitation regarding “Making Loans” indicates that the Fund may engage in securities lending.  If accurate, please revise the Fund’s operating policies to include a policy on securities lending and, as part of the policy, state the maximum percentage of Fund assets that may be used in the securities lending program.

RESPONSE:  Registrant currently does not intend to engage in securities lending.

32. COMMENT:  Please confirm that the Fund cannot pledge assets.  If the Fund can pledge assets, please include appropriate disclosure.

RESPONSE:  Registrant confirms that the Fund cannot pledge assets.

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

K&L GATES

U.S. Securities and Exchange Commission
June 29, 2011

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc: David Faherty

Atlantic Fund Services